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SEC FILE NUMBER
8-66064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pariter Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

243 Carretera #2
(No. and Street)

Guaynabo	PR	00966
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Francisco Rivera Fernandez	(787) 781-2555	frivera@pariterwmg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HTL International LLC
(Name – if individual, state last, first, and middle name)

12 Greenway Plaza #1100	Houston	TX	77046
(Address)	(City)	(State)	(Zip Code)

02/16/2023	7000
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francisco Rivera Fernandez _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pariter Securities, LLC _____, as of 12/31 _____, 2 024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Notary Public

Signature: _____

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) preser comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PARITER SECURITIES, LLC

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2024

PARITER SECURITIES, LLC
Table of Contents
December 31, 2024

HTL INTERNATIONAL
CPAS & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Member
Pariter Securities, LLC
243 Carretera #2
Guaynabo, PR 966

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Pariter Securities, LLC (the "Company") as of December 31, 2024, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, December 31, 2024, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter – Related Party

The Company has significant transactions including balances with related parties.

Auditor's Report on Supplemental Information

The accompanying supplemental schedules have been subjected to the auditing procedures performed in conjunction with the audit of Pariter Securities, LLC's financial statements. The supplemental schedules are the responsibility of Pariter Securities, LLC 's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

HTL International, LLC

HTL International, LLC
We have served as Pariter Securities, LLC's auditor since 2024.
Houston, TX
April 1 2025

Pariter Securities, LLC
Financial Statements
Statement of Financial Condition
As of December 31, 2024

ASSETS
Current assets

Cash	$	78,673
Commissions receivable – related party, net		293,853
Clearing deposit		100,000
Vehicles, net		32,353
Prepaid taxes and expenses		44,491
Due from related parties		157,550
Total Assets	$	706,920

LIABILITIES AND MEMBER'S EQUITY
Liabilities

Accounts payable and accrued expenses	$	60,313
Commissions payable – related party		237,524
Taxes payable		43,050
Total Liabilities		340,887

Commitments and Contingencies

Member's equity

Common units, $100 per value, 10,000 units authorized, 11 units issued and outstanding	1,100
Paid in capital	949,297
Accumulated deficit	(584,364)
Total Equity	366,033
LIABILITIES AND MEMBER'S EQUITY	$ 706,920

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC
Financial Statements
Statement of Operations
For the Year-Ended December 31, 2024

Revenue

Commissions and fees – related party	$	2,798,552
401K fees		11,712
12B-1 fees		14,450
Total Revenues		2,824,714

Operating expenses

Commissions – related party	2,136,212
Registration fees and licenses	4,547
Professional fees	247,045
Management fees – related party	62,304
Repairs and maintenance	79,243
Compliance services	51,765
Clearing fees	100,896
Depreciation	10,551
Rent	5,917
Other operating expenses	263,058
Total operating expenses	2,961,538

Net loss before taxes		(136,824)
Taxes		-
Net Loss	$	(136,824)

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC
Financial Statements
Statement of Changes in Member's Equity
For the Year-Ended December 31, 2024

	Units		Amount		Additional Paid in Capital		Accumulated Deficit		Total
Balance, December 31, 2023	11	$	1,100	$	949,297	$	(447,540)	$	502,857
Net Loss	-		-		-		(136,824)		(136,824)
Balance, December 31, 2024	11	$	1,100	$	949,297	$	(584,364)	$	366,033

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC
Financial Statements
Statement of Cash Flows
For the Year-Ended December 31, 2024

Net Loss	$ (136,824)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	10,551
Change in net assets and liabilities	
Commissions receivable – related party	(293,853)
Prepaid taxes and expenses	(14,834)
Due from related parties	125,689
Accounts payable and accrued expenses	31,436
Commission payable - related party	237,234
Taxes payable	27,528
Net cash used in Operating Activities	(13,073)
Net decrease in cash	(13,073)
Cash at beginning of Year	91,746
Cash at end of Year	$ 78,673

Supplemental disclosures of cash flow information:

The supplemental disclosures of cash flow information for the years ended December 31, 2024, is as follows:

Cash paid during the year for:		
Interest expense	$	-
Income Taxes	$	-
Municipal Taxes	$	-

The accompanying notes are an integral part of these financial statements.

Note 1: Organization and Description of Business

Organization
Pariter Securities LLC ("The Company") is a corporation organized under the laws of the Commonwealth of Puerto Rico on March 11, 2008 and is primarily engaged in rendering brokerage services as an introducing broker. The Company does not carry securities accounts nor customers, nor does it render custodial functions of customer securities. The Company's client orders are received from customers and placed via ETC Brokerage Services LLC, a correspondent US Based firm who maintains all accounts for the customers.

Description of Business
The Company, located in Guaynabo Puerto Rico, is an introductory broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c-3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing company and by providing private placement services. The Company is also exempt from the provisions of Rule 15c3-3 as the Company does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, and did not carry accounts of or for customers.

Note 2: Summary of Significant Accounting Policies

Basis of presentation
The Company's fiscal year ends on December 31 of each year. All references to years in these notes to the financial statements represent the calendar year then ended, unless otherwise noted.

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S.GAAP).

Cash and Cash Equivalents
The Company maintains cash balances with the bank to be cash. The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents, There were no cash equivalents as of December 31, 2024. The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Commissions and fees represent income generated from brokerage services and from commission trails derived from commission earned mutual funds, 12B1 fees custodian, 4011(s and annuities, that are generally recognized over a period of time, irrespective of the date received. Private placement commissions and due diligence fees and are generally recognized when performance obligation is fulfilled upon rendering of services, as specified in each contract's terms.

(Continued)

Note 2: Summary of Significant Accounting Policies (Continued)

Related party transactions

The Company follows ASC 850, "Related Party Disclosure", for the identification of related parties and disclosure of related party transactions. A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated.

Commission Receivable

Account receivables include commission due in cash. Receivable balances are stated at net realizable value. An allowance for doubtful accounts is recorded, if appropriate, based upon the Company's assessment of relevant collectability factors, in accordance with ASC 326, Financial Instruments - Current Expected Credit Losses (" CECL"). This standard requires the immediate recognition of estimated credit losses expected over the life of applicable financial assets.

The Company's CECL evaluation considers factors such as historical experience; credit quality; terms; balances; current and projected economic conditions; and other relevant collectability matters.

The Company is evaluating new accounting standards and will implement as required.

Income Taxes

Income taxes are accounted for using the assets and liability method under which deferred income taxes, if any, are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and operating loss carry forwards. The effect of deferred tax assets for a change in tax rates is recognized in income in the period that includes the enactment date. Management provides a valuation allowance against deferred tax assets for amounts which are not considered "more likely than not" to be realized.

(Continued)

Note 2: Summary of Significant Accounting Policies (Continued)

<u>Income Taxes</u> (Continued)
The Company follows the FASB guidance regarding how uncertain tax positions should be recognized, measured and presented in financial statements. This requires the evaluation of tax positions taken or expected be taken while preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2023. The Company is not currently under audit by any tax jurisdiction.

Deferred income tax results from the future tax consequences of temporary differences between the amounts of certain assets and liabilities recorded for tax and financial statements purposes. To the extent it is more likely-than-not that a deferred income tax asset will not be realized, a valuation allowance is recognized.

The Company files income tax returns only in the Commonwealth of Puerto Rico as a corporation. The Company is open for tax examination for the years 2020 through 2024.

<u>Leases</u>
In 2022, the Company adopted ASU 2016-02(Topic ASC 842) Leases, which requires a lessee to recognize a lease asset and a leases liability for operating leases arrangements greater than 12 months. The Company had no leases over 12 months in 2024.

<u>Fair Value of Financial Instruments</u>
Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

> Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

> Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

> Requires consideration of the Company's creditworthiness when valuing liabilities; and Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

> Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

(Continued)

Note 2: Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments (Continued)

Level 2 — inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement. Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include accounts payable, commission receivables, due from related parties, accounts payable and commission payable related party.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include due from related parties, accounts payable, accounts payable and commission payable- related party.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and receivables. All of the Company's cash are held at high credit quality financial institutions. The Company regularly monitors receivable balances for collection.

Use of Estimates
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements
On December 14, 2023, the FASB issued a final standard on improvements to income tax disclosures. The standard requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. ASU 2023-09, *Improvements to Income Tax Disclosures,* applies to all entities subject to income taxes. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the potential impact of adopting this new guidance.

In November 2023, the FASB issued Accounting Standard Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), intended to improve reportable segments disclosure requirements primarily through enhanced disclosures about significant segment expenses.

(Continued)

Note 2: Summary of Significant Accounting Policies (Continued)

<u>New Accounting Pronouncements</u> (Continued)
ASU 2023-07 includes a requirement to disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, the title and position of the CODM, an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and all segments' profit or loss and assets disclosures. ASU 2023-07 is effective for all public companies for fiscal years beginning after December 15, 2023, and interim periods for the interim period beginning on January 1, 2025. Adoption of ASU 2023-07 did not have a material impact on the Company's financial statement.

Note 3: Segment Information

The Company is engaged in a single line of business as a limited purpose broker-dealer to provide due diligence and private placement services. The Company has identified the Chief Executive Officer of the Company as the CODM, who uses revenues and expenses to evaluate the business, predominantly in the cash forecasting process, to make resource allocation decisions at the entity level. Additionally, the CODM uses excess net capital (see Note 14), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits, infuse capital or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. As a result, no disaggregated segment information is presented.

Note 4: Deposit with Clearing House:

The company currently has a clearing agreement with AXOS Clearing with a clearing deposit of $100,000.

Note 5: Accounts Payable and Accrued Expenses:

Accounts payable as of December 31, 2024, were $60,313.

Note 6: Commission and Fees:

A significant amount of the commissions and fees earned for the year 2024 were from private placement commissions and due diligence fees which accounts for 99% of the total commissions and fees received of $2,824,714. The Company's main customer in 2024 was The Phoenix Fund LLC, which is a related party.

Due diligence fees – related party	$	999,517
Private placement commission – related party		1,799,035
401K fees		11,712
12B-1 fees		14,450
Total	$	2,824,714

(Continued)

Note 7: Rent Expense:

The Company leases its office space from a non-related party on a month-to-month basis. Total rent expenses for the year ended December 31, 2024, were $5,917.

Note 8: Professional Fees:

Professional fees for the year ended December 31, 2024, were:

Legal expense	$	114,996
Accounting and audit fees		14,000
Professional services		118,049
Total Professional Fees	$	247,045

Note 9: Other Operating Expenses:

General and administrative expenses for the year ended December 31, 2024 were:

Auto/Gas	$	9,490
Dues and Subscriptions		3,278
Insurance		6,025
Bank Charges		7,138
Data Storage		14,668
Office		30,212
Postage and Delivery		15,122
Education and Training		180
Other Taxes		25,198
Utilities		74,700
Travel		19,808
Meals and Entertainment		57,239
Total	$	263,058

Note 10: Commissions expense (Related Party):

The commission expense represents commission recorded to the company's registered representative, specifically to its sole member and President Francisco 3. Rivera Fernandez, a related party, whose commissions in the amount of $2,136,212, represents approximately 100% of total commission expense.

Note 11: SIPC Reconciliation SEA

Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

Note 12: Income Taxes:

The provision for income taxes consists of the following:

Current	$	-
Deferred		-
Total income tax expense	$	-

The Components for the deferred tax assets are summarized below:

NOL 2024	$	(161,179)
Deferred tax asset full allowance		161,179
Net Deferred Tax Asset	$	-

The reconciliation of the Statutory tax rate and the Company's effective tax rate is as follows:

Net loss before income tax	$	(136,824)
Statutory rate in Puerto Rico		34%
Computed income tax expense with statutory tax rate		(46,520)
Meals, Entertainment and travel		52,870
Other deductions		4,500
		10,850
Change in valuation allowance		(10,850)
Income tax expense	$	-
Effective tax rate		0%

The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company's future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors.

The Company determined that it is more likely than not its deferred tax assets generated in connection with net operating loss carryforward could not be realized due to uncertainty on future earnings in the Company generating operating losses.

Note 14: Net Capital Requirements:

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company had a net capital of Seventy-five Thousand Two Hundred and Ninety Two dollars $75,292 which was Fifty-Two Thousand Five Hundred Sixty Five dollars $52,565 in excess of its net capital requirement of the net capital requirement of Twenty-Two Thousand Seven Hundred and Twenty-Seven dollars $22,727. The Company's ratio of aggregate indebtedness to net capital was 4.53:1. Relevant information with respect to the Company's net capital and regulatory compliance therewith are provided in the following supplemental calculations and statements required pursuant to SEA Rule 17a-5(d):

Reserve Requirements Under Rule 15c3-3 (e)
The Company has no reserve deposit obligations under SEC 15c33 (e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule for the year ended December 31, 2023.

Note 15: Subsequent Events:
Company has evaluated events from December 31, 2024 through April 1, 2025, the date the financial statements were issued.

SUPPLEMENTAL INFORMATION SCHEDULES
SCHEDULE 1
Schedule of the Computation of Net Capital under Securities and Exchange Act
Of 1934 Rule 15c3-1 as of December 31, 2024

Computation of Net Capital

Total Member's Equity	$	366,034
Non-Allowable Assets		290,742
Haircuts on Securities Positions		
Securities Haircuts		-
Undue Concentration Charges		-
Net Allowable Capital		75,292

Computation of Basic Net Capital Requirement

Minimum Net Capital Requirement as a Percentage of Aggregate Indebtedness	22,727
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	52,565

Computation of Aggregate Indebtedness

Total Aggregated Indebtedness	340,904
Percentage of Aggregated Indebtedness to Net Capital	4.53:1

There were no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SUPPLEMENTAL INFORMATION
Schedule II & III

Information Relating to the Possession or Control Requirements &
Computation for Determination of Reserve Requirement
As of and for the Year-Ended December 31, 2024

Information relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3.

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii). As well as The Company has no reserve deposit obligations under SEC 15c3-3 (e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule for the year ended December 31, 2024.

Computation for Determination of Reserve Requirements for Broker and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 934

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii). The Company has no reserve deposit obligations under SEC 15c3-3 (e), because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule for the year ended December 31, 2024.

HTL INTERNATIONAL
CPAS & BUSINESS ADVISORS

<u>Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 15c3-3(k)(2)(ii) and Additional Claim(s) for Exemption Not Provided in 15c3-3(k)</u>

Director and Member
Partier Securities, LLC
243 Carretera #2
Guaynabo, PR 966

Dear Francisco Rivera,

We have reviewed management's statements, included in the accompanying Exemption Report, in which Pariter Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pariter Securities, LLC claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(ii) and Pariter Securities, LLC stated that Pariter Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4;

In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Pariter Securities, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Pariter Securities, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934. and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

HTL International, LLC

HTL International, LLC
April 1, 2025



Pariter Securities, LLC
Exemption Report

Pariter Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to bemade by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer orits agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending December 31, 2024 without exception.

The statement above was made to the best knowledge and belief of the undersigned.

Pariter Securities, LLC

By: Francisco Rivera Ferandez

Title: President

Date: March 12, 2025

Title: President



HTL INTERNATIONAL
CPAS & BUSINESS ADVISORS

Report Of Independent Registered Public Accounting Firm On Applying
Agreed Upon Procedures

Director and Member
Pariter Securities, LLC
243 Carretera #2
Guaynabo, PR 966

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Pariter Securities, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, including check amount for $4,085.
2 Compared audited Total Revenue for the period of January 01, 2024 through December 31, 2024 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3 Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4 Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5 If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with standards of the Public Company Accounting Oversight Board (United States). We are not engaged to and did not conduct an examination for which the objective would be the expression of an opinion on conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

HTL International, LLC

HTL International, LLC
Houston, Tx
April 1, 2025

Pariter Securities, LLC

SIPC Reconciliation Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2024

SIPC Reconciliation

Total revenue	$	2,824,714
Deductions		(100,896)
SIPC net operating revenues		2,723,818
Amount due per general assessment @ 0.0015	$	4,085

Form	Filing date	Check number	Filed/paid to	Amount paid
SIPC 6	7/31/2024	1164	SIPC	$2,177
SIPC 7	2/18/2025	ACH	SIPC	$1,908

Total amount paid	$	4,085
Overpayment (Underpayment)	$	-0-

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME — PARITER SECURITIES LLC

SEC No. — 8-66064

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 2,824,713.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3		Add lines 1 and 2h		$ 2,824,713.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 100,896.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 100,896.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 2,723,817.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 4,085.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 2,177.00	
11 a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 2,177.00		
d	Add lines 11a through 11c		$ 2,177.00	
12	**LESSER** of line 10 or 11d.			$ 2,177.00
13 a	Amount from line 8		$ 4,085.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 2,177.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 1,908.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 1,908.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-66064	DEA: FINRA	2024	Dec

MEMBER NAME PARITER SECURITIES LLC
MAILING ADDRESS P O Box 11852
San Juan, PR 00922
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

PARITER SECURITIES LLC
(Name of SIPC Member)

EDUARDO SOTOMAYOR ALAMO
(Authorized Signatory)

2/18/2025
(Date)

esotomayor@pariterwmg.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.